SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)



                                   EVANS, INC.

                                (Name of Issuer)


                          Common Stock, $.20 par value

                         (Title of Class of Securities)


                                   299155 10 1

                                 (CUSIP Number)


      Jeffrey L. Steele, Esq., 1500 K Street, N.W. Washington, D.C. 20005
                                 (202) 626-3314

      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                September 3, 1997

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

t

SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill & Associates (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x


    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  258,000
        SHARES           8   Shared Voting Power:  523,854
        BENEFICIALLY     9   Sole Dispositive Power:  508,354
        OWNED BY        10   Shared Dispositive Power:  680,500
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,188,854

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  / /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.84%

    14  TYPE OF REPORTING PERSON:  CO, IA (Canadian)

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Peter Cundill Holdings (Bermuda) Ltd.
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x

    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): / /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Bermuda

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  781,854
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  1,188,854
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,188,854

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.84%

    14  TYPE OF REPORTING PERSON:  HC

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   F. Peter Cundill
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x


    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):   /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  185,500
        SHARES           8   Shared Voting Power:  781,854
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  1,188,854
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,188,854

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  23.84%

    14  TYPE OF REPORTING PERSON:  IN

                                  SCHEDULE 13D


        NAME OF REPORTING PERSON
        SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    1   Cundill Value Fund
        N/A

    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)
                                                                        (b) x


    3   SEC USE ONLY

    4   SOURCE OF FUNDS:  OO

    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):   /  /

    6   CITIZENSHIP OR PLACE OF ORGANIZATION:  Canada

        NUMBER OF        7   Sole Voting Power:  0
        SHARES           8   Shared Voting Power:  457,354
        BENEFICIALLY     9   Sole Dispositive Power:  0
        OWNED BY        10   Shared Dispositive Power:  457,354
        EACH REPORTING
        PERSON WITH

    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  457,354

    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES:  /  /

    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.17%

    14  TYPE OF REPORTING PERSON:  OO

                  This Amendment No. 16 to the Statement on Schedule 13D heretofore filed on May 19, 1989, as amended by Amendment No. 1 filed on December 19, 1989, Amendment No. 2 filed on February 14, 1990, Amendment No. 3 filed on March 28, 1990, Amendment No. 4 filed on December 18, 1990, Amendment No. 5 filed on February 14, 1991, Amendment No. 6 filed on March 11, 1991, Amendment No. 7 filed on July 10, 1991, Amendment No. 8 filed on January 12, 1994, Amendment No. 9 filed on February 1, 1994, Amendment No. 10 filed April 8, 1994, Amendment No. 11 filed on September 14, 1994, Amendment No. 12 filed on January 9, 1995, Amendment No. 13 filed on February 24, 1995, Amendment No. 14 filed on June 9, 1995 and Amendment No. 15 filed on September 8, 1995, is filed by Peter Cundill & Associates (Bermuda) Ltd., a Bermuda corporation ("PCB"), Peter Cundill Holdings (Bermuda) Ltd., a Bermuda corporation ("Holdings"), Cundill Value Fund, an incorporated mutual fund trust governed by the laws of British Columbia ("Value Fund") and F. Peter Cundill, a Canadian citizen residing in England ("Cundill") (PCB, Holdings, Value Fund and Cundill are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons"), to reflect the following amendments to Items 2, 3, 4 and 5:

ITEM 2 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS
ENTIRETY:

ITEM 2.           Identity and Background.

                  This Statement is being filed by the Reporting Persons. Further information regarding the identity and background of the Reporting Persons is as follows:

         A.       PCB

                  (1) PCB is an investment advisor organized under the laws of Bermuda. Its address is:

                           15 Alton Hill
                           Southampton SN 01
                           Bermuda

                  The officers of PCB are:

                  Name                               Office

                  F. Peter Cundill                   President
                  John R. Talbot                     Vice President
                                                       and Secretary
                  Maureen J. Crocker                 Vice President

                  (2) The business or residence address, citizenship, and present principal occupation of PCB's officers and directors are as follows:

         Name:                                       F. Peter Cundill

         Position:                                   President and Director
         Business Address:                           Grosvenor House, Apt. 104
                                                     Park Lane
                                                     London, England
         Citizenship:                                Canadian
         Principal Occupation:                       Investment Advisor


         Name:                                       John R. Talbot

         Position:                                   Vice President, Secretary
                                                       and Director
         Business Address:                           The Corner House
                                                     Church & Parliament Streets
                                                     Hamilton, Bermuda
         Citizenship:                                British
         Principal Occupation:                       Director, Vice President &
                                                     Manager, Roche
                                                     International Ltd.


         Name:                                       Maureen J. Crocker

         Position:                                   Vice President
         Business Address:                           1200 Sun Life Plaza
                                                     1100 Melville Street
                                                     Vancouver, B.C.  V6E 4A6
         Citizenship:                                Canadian
         Principal Occupation:                       Executive Assistant to
                                                     F. Peter Cundill


         Name:                                       Nicolas G. Trollope

         Position:                                   Director
         Business Address:                           Clarendon House
                                                     Church Street
                                                     Hamilton, Bermuda
         Citizenship:                                British
         Principal Occupation:                       Partner in the law
                                                     firm of Conyers, Dill
                                                     & Pearman

         Name:                                       Stephen W. Kempe

         Position:                                   Director
         Business Address:                           65 Front Street
                                                     Hamilton, Bermuda
         Citizenship:                                British
         Principal Occupation:                       Executive Vice President,
                                                     Bank of N.T.
                                                     Butterfield & Son Ltd.


         Name:                                       Graham B.R. Collis

         Position:                                   Director
         Business Address:                           Clarendon House
                                                     Church Street
                                                     Hamilton, Bermuda
         Citizenship:                                British
         Principal Occupation:                       Partner in the law
                                                     firm of Conyers, Dill &
                                                     Pearman


                  (3) Holdings is a controlling person of PCB. Information as required by this Item 2 is furnished in Part B of this Item 2.

         B.       Holdings.

                  (1)      Holdings is a Bermuda corporation.  Its address is:

                           15 Alton Hill
                           Southampton SN 01
                           Bermuda

                  The officers of Holdings are:

                  Name                               Office

                  F. Peter Cundill                   President
                  John R. Talbot                     Vice President
                                                       and Secretary

                  (2) The names of the officers and directors are as follows (the business or residence address, citizenship and present principal occupation of each individual as required by this Item 2 are provided in Part A of this
Item 2):

         Name:                                       F. Peter Cundill

         Office:                                     President and Director

         Name:                                       John R. Talbot

         Office:                                     Vice President, Secretary
                                                       and Director


         Name:                                       Stephen W. Kempe

         Office:                                     Director


         Name:                                       Graham B.R. Collis

         Office:                                     Director


         Name:                                       Nicolas G. Trollope

         Office:                                     Director


                  (3) Cundill is a controlling person of Holdings. Information as required by this Item 2 is furnished in Part A of this Item 2.

         C.       Cundill.

                  The business or residence address, citizenship, and present principal occupation of Cundill and other information as required by this Item 2 are furnished in Part A of this Item 2.

         D.       Value Fund

                  (1) The Value Fund is a mutual fund trust governed by the laws of British Columbia pursuant to a Master Declaration of Trust dated June 1, 1995 and executed by The Trust Company of Bank of Montreal as Trustee. The Value Fund is managed by Peter Cundill & Associates Ltd., a company incorporated under the laws of British Columbia. Its address is:

                      1200 Sun Life Plaza
                      1100 Melville Street
                      Vancouver, B.C.  V6E 4A6

                  The officers of the Manager, Peter Cundill & Associates Ltd. are:

                  Name                               Office

                  Brian L. McDermott                 Chairman
                  Mark C. Stevens                    President and C.E.O.
                  Kerry A. Ho                        Executive Vice President
                  Margaret A. Vrabel                 V.P. Finance, Secretary
                                                       and Treasurer
                  Tim McElvaine                      V.P. Investments

                  (2) The business or residence address, citizenship and present principal occupation of the officers and directors of the Manager, Peter Cundill & Associates Ltd., are as follows:

         Name:                                       Mark C. Stevens

         Position:                                   Director, President and
                                                     C.E.O.
         Business Address:                           1200 Sun Life Plaza
                                                     1100 Melville Street
                                                     Vancouver, B.C.  V6E 4A6
         Citizenship:                                Canadian
         Principal Occupation:                       President and C.E.O.


         Name:                                       Kerry A. Ho

         Position:                                   Director, Executive Vice
                                                     President
         Business Address:                           1200 Sun Life Plaza
                                                     1100 Melville Street
                                                     Vancouver, B.C.  V6E 4A6
         Citizenship:                                Canadian
         Principal Occupation:                       Executive Vice President


         Name:                                       Margaret A. Vrabel

         Position:                                   Director, V.P. Finance,
                                                     Secretary,
                                                     Treasurer
         Business Address:                           1200 Sun Life Plaza
                                                     1100 Melville Street
                                                     Vancouver, B.C.  V6E 4A6
         Citizenship:                                Canadian
         Principal Occupation:                       V.P. Finance, Secretary,
                                                     Treasurer


         Name:                                       Tim McElvaine

         Position:                                   Director, V.P. Investments
         Business Address:                           Suite 304
                                                     177 Wellington Avenue
                                                     Kingston, Ontario  K7L 3E3
         Citizenship:                                Canadian
         Principal Occupation:                       V.P. Investments


         Name:                                       Brian L. McDermott

         Position:                                   Director, Chairman
         Business Address:                           1470 East Valley Road
                                                     Suite A1
                                                     Santa Barbara, CA 93108
         Principal Occupation:                       Managing Director, Peter
                                                     Cundill & Associates, Inc.

                  (3) The business or residence address, citizenship and present principal occupation of the Governors of the Value Fund are as follows:

         Name:                                       F. Peter Cundill

         Position:                                   Governor
         Business Address:                           Grosvenor House, Apt. 104
                                                     Park Lane
                                                     London W1A 3AA, England
         Citizenship:                                Canadian
         Principal Occupation:                       Investment Advisor


         Name:                                       Michael A. Meighen, Q.C.

         Position:                                   Governor
         Business Address:                           Box 11, 11th Floor
                                                     Merrill Lynch Canada Tower
                                                     Sun Life Centre, 200 King
                                                     Street West
                                                     Toronto, Ontario M5H 3T4
         Citizenship:                                Canadian
         Principal Occupation:                       Counsel to Law Firm Meighen
                                                     & Demers


         Name:                                       O. Margaret Davidson

         Position:                                   Governor
         Business Address:                           Suite 900
                                                     1100 Sherbrooke Street West
                                                     Montreal, Quebec  H3A 2S7
         Citizenship:                                Canadian
         Principal Occupation:                       Managing Director, Private
                                                     Asset Management, TD Asset
                                                     Management Inc.


         Name:                                       Helen M. Meyer

         Position:                                   Governor
         Business Address:                           Windridge, R.R. #1
                                                     Ontario N0B 1T0
         Citizenship:                                Canadian
         Principal Occupation:                       President, Meyer Corporate
                                                     Valuations Ltd.


         Name:                                       Bryan J. Reynolds

         Position:                                   Governor
         Business Address:                           1200 Sun Life Plaza
                                                     1100 Melville Street
                                                     Vancouver, BC  V6E 4A6
         Citizenship:                                Canadian

         Principal Occupation:                       President, Advent Capital
                                                     Inc.


         Name:                                       Peter W. Webster

         Position:                                   Governor
         Business Address:                           4685 Bellevue Drive
                                                     Vancouver, BC  V6R 1E7
         Citizenship:                                Canadian
         Principal Occupation:                       President, Petwyn
                                                     Investments Limited


         Name:                                       Mark C. Stevens

         Position:                                   Governor
         Business Address:                           1200 Sun Life Plaza
                                                     1100 Melville Street
                                                     Vancouver, BC  V6E 4A6
         Citizenship:                                Canadian
         Principal Occupation:                       President and C.E.O., Peter
                                                     Cundill & Associates Ltd.


         E.       Proceedings.

                  During the last five years none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, the executive officers, directors or controlling persons of any Reporting Person have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to any civil, judicial or administrative proceeding as a result of which any Reporting Person or such executive officer, director or controlling person was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS
ENTIRETY:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The Shares herein reported as being beneficially owned by the Reporting Persons were acquired as follows:

                  (1) Acting on behalf of investment advisory clients of Peter Cundill & Associates, Inc., a Delaware corporation registered under the Investment Advisers Act of 1940 ("PCA"), PCB purchased a total of 288,000 Shares in the open market for an aggregate consideration (exclusive of brokers' commissions) of $665,047.50. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (2) Acting on behalf of various of its investment advisory clients, PCB purchased a total of 51,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $69,843.95. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (3) Acting on behalf of Cundill Value Fund, an unincorporated trust governed by the laws of British Columbia ("Value Fund"), PCB purchased a total of 457,354 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $2,058,517.16. To the best knowledge of the Reporting Persons, the funds used in such purchases were from Value Fund's existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (4) Acting on behalf of Cundill International Company Ltd., a mutual fund corporation incorporated under the laws of Bermuda ("International"), PCB purchased a total of 207,000 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $437,793.79. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (5) Acting on behalf of Peter Cundill Limited Partnership, a limited partnership formed under the laws of British Columbia ("Cundill Limited"), PCB purchased a total of 180,000 Shares in open market transactions, for an aggregate consideration (exclusive of brokers' commissions) of $462,569.93. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                  (6) Acting on behalf of Cundill Capital L.P., a limited partnership formed under the laws of British Columbia ("Cundill Capital"), PCB purchased a total of 5,500 Shares in open market transactions for an aggregate consideration (exclusive of brokers' commissions) of $7,390.63. To the best knowledge of the Reporting Persons, the funds used in such purchases were from existing available investment capital and none of the consideration for such Shares was represented by borrowed funds.

                           Individually none of PCA, International, Cundill Limited or Cundill Capital beneficially own 5% or more of the Shares. Due to the investment management services provided by PCB to PCA, Value Fund, International, Cundill Limited and Cundill Capital, PCB could be deemed a beneficial owner of all

         Shares  purchased in the  transactions  described in subitems (1), (2),
         (3), (4), (5) and (6) above.

                  All dollar amounts are in United States dollars.

ITEM 4 IS HEREBY RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 4.           Purpose of Transactions.

         The Shares were acquired for the purpose of making a profit. The Reporting Persons expect to monitor the Company's performance by, among other things, having discussions from time to time with management, employees and/or directors of the Company, other shareholders, market and business analysts, and others. Depending on various factors which they deem relevant, the Reporting Persons may hold the Shares, buy more Shares or sell some or all of the Shares from time to time.

THE FIRST PARAGRAPH OF ITEM 5 IS HEREBY AMENDED AND RESTATED TO READ AS FOLLOWS IN ITS ENTIRETY:

Item 5.           Interest in Securities of the Issuer.

                  The number of Shares which may be deemed to be beneficially owned by the Reporting Persons are as follows:

Shares Deemed to be                 Nature of                        Percentage
Beneficially Owned By:              Ownership                         of Class

(A)  PCB:

       221,500              Shared Dispositive Power
                            Only  (1)                                   4.44%

        66,500              Shared Voting and Shared
                            Dispositive Power  (2)                      1.33%

        51,000              Sole Voting and Sole
                            Dispositive Power  (3)                      1.02%

       457,354              Shared Voting and Sole
                            Dispositive Power  (4)                      9.17%

       207,000              Sole Voting and Shared
                            Dispositive Power  (5)                      4.15%

       180,000              Shared Dispositive
                            Power Only  (6)                             3.61%

         5,500              Shared Dispositive
                            Power Only  (7)                             0.11%

     1,188,854                                                         23.84%
     =========                                                         ======

(B)      Holdings:

        221,500              Shared Dispositive Power
                             Only  (8)                                  4.44%

         66,500              Shared Voting and Shared
                             Dispositive Power  (9)                     1.33%

         51,000              Shared Voting and Shared
                             Dispositive Power  (10)                    1.02%

        457,354              Shared Voting and Sole
                             Dispositive Power  (11)                    9.17%

        207,000              Shared Voting and Shared
                             Dispositive Power  (12)                    4.15%

        180,000              Shared Dispositive
                             Power Only  (13)                           3.61%

          5,500              Shared Dispositive
                             Power Only  (14)                           0.11%

      1,188,854                                                        23.84%
      =========                                                        ======


(C)      Cundill:

         221,500              Shared Dispositive Power
                              Only  (15)                                4.44%

          66,500              Shared Voting and Shared
                              Dispositive Power  (16)                   1.33%

          51,000              Shared Voting and Shared
                              Dispositive Power  (17)                   1.02%

         457,354              Shared Voting and Shared
                              Dispositive Power  (18)                   9.17%

         207,000              Shared Voting and Shared
                              Dispositive Power  (19)                   4.15%

         180,000              Sole Voting and Shared
                              Dispositive Power  (20)                   3.61%

           5,500              Sole Voting and Shared
                              Dispositive Power  (21)                   0.11%

       1,188,854                                                       23.84%
       =========                                                       ======

(1) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has sole dispositive power, but no voting power, over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(2) Such Shares are owned by an investment advisory client of PCA. By reason of its investment advisory relationship with such client, PCA (as between itself and its client) has shared voting and shared dispositive power over such Shares. PCB, because it provides investment advisory services to PCA, could be deemed to share voting power and dispositive power over such Shares with PCA. The economic interest in such Shares is held by the aforementioned investment advisory client of PCA.

(3) Such Shares are owned by investment advisory clients of PCB. By reason of its investment advisory relationship with such clients, PCB (as between itself and its clients) has sole voting and sole dispositive power over such Shares. The economic interest in such Shares is held by the aforementioned investment advisory clients of PCB.

(4) Such Shares are owned by Value Fund, the investment portfolio of which entity is managed by PCB. PCB has sole dispositive power and shared voting power under an agreement dated as of June 1, 1995. The economic interest in such Shares is held by Value Fund.

(5) Such Shares are owned by International, which has shared dispositive power over such Shares with PCB. PCB is the investment manager of International and has sole voting and shared dispositive power over such Shares. The economic interest in such Shares is held by International.

(6) Such Shares are owned by Cundill Limited. The general partner of Cundill Limited has sole voting power over such Shares. PCB is the investment adviser of Cundill Limited and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Limited.

(7) Such Shares are owned by Cundill Capital. The general partner of Cundill Capital has sole voting power over such Shares. PCB is the investment advisor of Cundill Capital and has shared dispositive power over such Shares. The economic interest in such Shares is held by the limited partners of Cundill Capital.

(8) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(9) Holdings, because it owns a controlling portion of the outstanding stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(10) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(11) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(12) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(13) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(14) Holdings, because it owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(15) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to dispose or direct the disposition of such Shares.

(16) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding of stock of PCB, which provides investment advisory services to PCA, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(17) Cundill, because he owns a controlling portion of the outstanding stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(18) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(19) Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to vote and dispose or direct the disposition of such Shares.

(20) Cundill, because he is a controlling person of the general partner of Cundill Limited, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

(21) Cundill, because he is a controlling person of the general partner of Cundill Capital, could be deemed to have sole voting power over such Shares. Cundill, because he owns a controlling portion of the outstanding Stock of Holdings, which owns a controlling portion of the outstanding stock of PCB, could be deemed to share the power to dispose or direct the disposition of such Shares.

THE FOLLOWING PARAGRAPH IS HEREBY ADDED TO ITEM 5 IN ORDER TO UPDATE INFORMATION CONCERNING TRANSACTIONS IN THE SHARES:

         TRANSACTIONS

         No  transactions  in the Shares  have been  effected  by the  Reporting
Persons or to the best knowledge of the Reporting Persons, by any executive officer, director, affiliate or subsidiary thereof during the last 60 days, except the following transactions, each of which was made in a broker's transaction in the open market.

Reporting          Sale/                           No. of              Price
Person            Purchase          Date           Shares              Share

PCB                Sale            9/3/97          21,000             $2.797
                   "               "               10,000             $2.797
                   "               "               21,000             $2.797

PCB on             Sale            9/3/97          20,000             $2.797
  $2.797

PCB on             Sale            9/3/97          20,000             $2.797
behalf of
Value Fund

PCB on             Sale            9/3/97          21,000             $2.797
behalf of
PCA

PCB on             Sale            9/3/97          20,000             $2.797
behalf of
Inter-
national

PCB on             Sale            9/3/97          21,000             $2.797
behalf of
PCA


Item 7.                  Materials Filed as Exhibits.

                         In accordance with Rule 101(a)(2)(ii) of Regulation
S-T, the following exhibits which have been previously filed in paper format, are not required to be restated electronically and are incorporated by reference herein.

                  Exhibit 1 -          Agreement dated April 1, 1987 between PCB
                                       and PCA (previously filed with Amendment
                                       No. 7 to this Schedule 13D filed on
                                       July 9, 1991).

                  Exhibit 2 -          Master Investment Counsel Agreement dated
                                       June 1, 1995 between PCB and the Trustee of Value Fund (Incorporated by reference to Exhibit D to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting
                                       Persons on October 12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                  Exhibit 3 -          Power of Attorney for Peter Cundill &
                                       Associates (Bermuda) Ltd (Incorporated by reference to Exhibit A to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                                       Enterprises, Inc.)

                  Exhibit 4 -          Power of Attorney for Peter Cundill
                                       Holdings (Bermuda) Ltd (Incorporated by
                                       reference to Exhibit B to Item 7 of
                                       Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October 12, 1995 with respect to the common stock of BRL
                                       Enterprises, Inc.)

                  Exhibit 5 -         Power of Attorney for F. Peter Cundill
                                      (Incorporated by reference to Exhibit C to Item 7 of Amendment No. 9 to Schedule 13D filed by the Reporting Persons on October
                                      12, 1995 with respect to the common stock of BRL Enterprises, Inc.)

                  Exhibit 6 -         Power of Attorney for Cundill Value Fund
                                      (Incorporated by reference to Exhibit 1 to Item 7 of Amendment No. 6 to Schedule 13D filed by the Reporting Persons on June 7, 1996 with respect to the common stock of Elsinore Corporation).

                                   SIGNATURES


         The undersigned certify, after reasonable inquiry and to the best knowledge and belief of the undersigned, that the information set forth in this Statement is true, complete and correct. The undersigned agree to the filing of this single Statement on Schedule 13D.


                                                     PETER CUNDILL & ASSOCIATES
                                                     (BERMUDA) LTD.



Date:  September 9, 1997                             By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*


                                                     PETER CUNDILL HOLDINGS
                                                     (BERMUDA) LTD.



Date:  September 9, 1997                             By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*



                                                     F. PETER CUNDILL



Date:  September 9, 1997                             By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*



                                                     CUNDILL VALUE FUND



Date:  September 9, 1997                             By: /s/Patrick W.D. Turley
                                                         ----------------------
                                                         Patrick W.D. Turley
                                                           Attorney-in-Fact*


*Pursuant to Power of Attorney on file with the Commission and incorporated by reference herein.